

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Keith Jones
Interim Chief Financial Officer
Rambus Inc.
4453 North First Street, Suite 100
San Jose, California 95134

> **Re: Rambus Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Form 8-K furnished February 7, 2022**
> **File No. 000-22339**

Dear Mr. Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K furnished February 7, 2022

Exhibit 99.1
Non-GAAP Financial Information, page 3

1.   The first paragraph of your Non-GAAP Financial Information section on page 3 refers only to two Non-GAAP measures – operating costs and expenses, and interest and other income (expense), net. However, we note the table on the top of page 2, which is titled "Quarterly Financial Review- Non-GAAP (including operational metric), lists eight measures. In this regard, please refrain from identifying items as Non-GAAP that have no adjustments to GAAP measures. We note that the amounts in the table for product revenue, contract and other revenue, cost of contract and other revenue, and diluted share count are unchanged from the GAAP amounts on the first page of your earnings release. Please revise your table to clearly disclose the nature of any measures that are Non-GAAP in order to differentiate them from the GAAP amounts. Also, please revise the section on page 3 to include narrative disclosure on the Non-GAAP measure cost of product revenue

as well as fully explaining the metric licensing billings and its related adjustments.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing